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                                                                    EXHIBIT 99.1



                                  PRESS RELEASE
                           No. TEL. 83/PR000/UHI/2003


               APPOINTMENT OF TELKOM'S NEW CORPORATE SECRETARY AND
                         HEAD OF INVESTOR RELATIONS UNIT


JAKARTA, MARCH 6TH, 2003. It is hereby announced that effective March 5th, 2003, TELKOM has appointed Mr Bayu Narbito, as the Corporate Secretary, replacing Mr. Martono. Mr Bayu Narbito was previously the Head of Regional II Jakarta.

In addition, Mr. Rochiman Sukarno will lead the Investor Relations Department of Telkom, replacing Mr. Setiawan Sulistyono. Mr. Rochiman Sukarno was formerly a member of Telkom's 1995 IPO preparatory team and member of Telkom's Investor Relations Unit (1996 - 2000). His recent title was Assistant for Logistic reporting to Telkom's Director of Human Resource Development and Support Business.

It is also announced that effective February 1, 2003, Telkom's Investor Relations office has fully utilized its representative office in Jakarta. For any correspondence, please addressed to:

                        PT TELEKOMUNIKASI INDONESIA, TBK.
                             INVESTOR RELATIONS UNIT
                           GRHA CITRA CARAKA, LANTAI-5
                        JL. JEND. GATOT. SUBROTO KAV. 52
                                  JAKARTA 12710
                    TEL.: 62 21 5215109; FAX.: 62 21 5220500
                          E-MAIL: investor@telkom.co.id




/s/ Dina Arifani
----------------------------------
DINA ARIFANI
Head of Investor Relations

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK